EXCEED COMPANY LTD.

This CONSENT is provided this 13th day of March, 2014 by Exceed Company Ltd. (the “Company”) acting at the direction of the Independent Committee of the Board of Directors of the Company (the “Independent Committee”) in regard to the waiver of Mr. Shuipan Lin’s obligations under Section 1(c) of that certain Commitment Letter (the “Equity Commitment Letter”), dated December 2, 2013, between Mr. Shuipan Lin (the “Sponsor”) and Pan Long Company Limited (“Parent”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Equity Commitment Letter.

RECITALS

WHEREAS, Parent entered into an agreement and plan of merger (the “Merger Agreement”) with Pan Long Investment Holdings Limited, a British Virgin Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company on December 2, 2013, pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger.

WHEREAS, in connection with the execution of the Merger Agreement, Parent and the Sponsor entered into the Equity Commitment Letter, pursuant to which the Sponsor committed to provide equity financing in the amount of $19,545,858 to fund a portion of the aggregate Merger consideration.

WHEREAS, pursuant to Section 6.9 of the Merger Agreement, Parent shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Equity Commitment Letter without the prior written consent of the Company (acting at the direction of the Independent Committee).

WHEREAS, Parent desires to waive the Sponsor’s obligations under Section 1(c) of the Equity Commitment Letter, and prior to such waiver is seeking the prior written consent of the Company with respect thereof.

CONSENT

NOW, THEREFORE, in accordance with Section 6.9 of the Merger Agreement, the Company, acting at the direction of the Independent Committee, hereby consents to Parent’s waiver of the Sponsor’s obligations under Section 1(c) of the Equity Commitment Letter, upon the condition that prior to the date of the Shareholders’ Meeting (as defined in the Merger Agreement), the Sponsor shall have caused the amount of the Equity Commitment to be deposited into a bank account located outside the PRC at a bank that is reasonably satisfactory to the Independent Committee, which amount shall remain deposited in such account until immediately prior to the closing of the Merger and shall be used solely to fund the Sponsor’s purchase of ordinary shares of Parent immediately prior to the closing of the Merger in accordance with the provisions of the Equity Commitment Letter and the Merger Agreement.

This Consent is limited precisely as written and, except as expressly set forth herein, the terms, provisions and conditions of the Merger Agreement remain in full force and effect and in all other respects are hereby ratified and confirmed.

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IN WITNESS WHEREOF, the undersigned has executed this Consent as of the date first above written.

EXCEED COMPANY LTD.

By:	/s/ Jin Jichun
Name:	Jin Jichun
Title:	Chairman of the Independent Committee

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